Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended June 30, 2015

Monaco, August 6, 2015, GasLog Ltd. and its subsidiaries (“GasLog” or “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended June 30, 2015.

Highlights

•	Agreement with BG Group plc (“BG Group”) to charter three newbuildings for approximately 10-year charters at attractive rates with an option to charter an additional six newbuildings.

•	Announced the completion of the dropdown of three vessels to GasLog Partners LP (“GasLog Partners”) for $483.0 million – the recommended increase by GasLog Partners’ management in the Partnership’s distribution exceeds the 25% incentive distribution rights (“IDR”) threshold.

•	Completed public offering of 8.75% Series A Preference Shares including full exercise of underwriters “greenshoe” option, raising net proceeds of $110.7 million.

•	Further increased customer portfolio through short-term charters.

•	Quarterly dividend of $0.14 per common share payable on August 20, 2015.

•	Earnings per share (“EPS”) of $0.07 (Q2 2014: $0.02), EBITDA(1) of $66.5 million (Q2 2014: $46.5 million) and Profit of $16.7 million (Q2 2014: $3.5 million) for the quarter ended June 30, 2015.

•	Adjusted EPS(1) of $0.00(2) (Q2 2014: $0.15), Adjusted EBITDA(1) of $64.5 million (Q2 2014: $46.6 million) and Adjusted Profit(1) of $10.9 million (Q2 2014: $13.6 million) for the quarter ended June 30, 2015.

(1) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2) For the calculation of Adjusted EPS, the Profit for the period of $16.7 million was offset by the Profit attributable to the non-controlling interest of $8.5 million, the dividend on preferred stock of $2.3 million and the adjustments of $5.8 million related to non-cash gain on swaps and foreign exchange gains.

CEO Statement

Paul Wogan, Chief Executive Officer, commented “GasLog continued to execute on its long-term business strategy in the second quarter. We added $845.0 million of long-term contracted revenue from the transaction we announced with a subsidiary of BG Group in April 2015. This agreement places three of our four open newbuildings on approximately ten-year charters at attractive rates. We also dropped down three vessels into GasLog Partners for an aggregate price of $483.0 million. At the recommended distribution increase by GasLog Partners management, the distribution will move into the 25% IDR split less than 18 months after GasLog Partners’ initial public offering (“IPO”). This results in greater incremental cashflow for the GP holding, enhancing GasLog’s sum of the parts valuation.

Despite a challenging short-term market, we have been active during the quarter and have placed our vessels on a number of short-term fixtures adding a number of excellent new customers. We believe that GasLog remains well positioned to continue growing into attractive future markets for LNG shipping and with seven of its eight undelivered vessels on long-term contracts of between seven and ten years, we have a solid financial and operational platform on which we can continue to build.”

Dividend Declaration

On August 5, 2015, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on August 20, 2015 to shareholders of record as of August 17, 2015.

Agreement with BG Group

On April 21, 2015, GasLog and GasLog Partners announced the agreement to charter to Methane Services Limited (“MSL”), a subsidiary of BG Group, three newbuildings and an option for MSL to elect, within 2015 to charter an additional six newbuildings. The details of that transaction are set out in the Press Release dated April 21, 2015, which was attached as an exhibit to our report on Form 6-K/A furnished to the SEC on April 24, 2015.

Completion of GasLog Partners Dropdown Transaction

On July 1, 2015, GasLog completed the sale of three LNG carriers, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally to GasLog Partners for $483.0 million including $3.0 million of positive net working capital. To partially fund the acquisition, GasLog Partners launched and completed an equity offering of 7,500,000 common units and issued 153,061 general partner units to GasLog. The proceeds were used to partially finance the acquisition from GasLog of 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that each own one of the three 145,000 cbm LNG carriers mentioned above.

As part of the transaction, GasLog Partners will recommend to its Board an increase in distribution of approximately 10%. This takes the distribution through the 25% incentive distribution right (“IDR”) threshold, resulting in GasLog receiving a greater amount of future incremental cashflows at GasLog Partners.

Issuance of 4.6 million Series A Cumulative Redeemable Perpetual Preference Shares (the “Series A Preference Shares”)

On April 7, 2015, GasLog completed a public offering of 4.6 million shares of 8.75% Series A Preference Shares (including 600,000 shares issued upon the exercise in full by the underwriters of their option to purchase additional Series A Preference Shares), par value $0.01 per share, liquidation preference

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$25.00 per share, which was priced at $25.00 per share. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $110.7 million. The Series A Preference Shares are listed on the New York Stock Exchange under the symbol “GLOG PR A”.

On June 19, 2015, the board of directors declared the initial dividend on the Series A Preference Shares of $0.510417 per share or $2.35 million in the aggregate payable on July 1, 2015 to holders of record as of June 30, 2015. GasLog paid the declared dividend to the transfer agent in June 2015.

Delivery of GasLog Salem

On April 30, 2015, GasLog took delivery of the GasLog Salem, an LNG carrier of 155,000 cubic meters capacity with tri-fuel diesel electric propulsion constructed by Samsung Heavy Industries Co. Ltd. (“Samsung”). The GasLog Salem is currently operating in the spot market and has been active since delivery with a number of different charterers.

Financial Summary

In millions of U.S. dollars except per share data
	For the three months ended
	June 30, 2014	June 30, 2015
Revenues	$73.2	$104.4
Profit	$3.5	$16.7
Adjusted Profit(1)	$13.6	$10.9
EBITDA(1)	$46.5	$66.5
Adjusted EBITDA(1)	$46.6	$64.5
EPS	$0.02	$0.07
Adjusted EPS(1)	$0.15	$0.00

There were 1,464 operating days for the quarter ended June 30, 2015, as compared to 976 operating days for the quarter ended June 30, 2014. The increase in operating days resulted from the new vessel deliveries and on-the-water vessel acquisitions during the period. Specifically, the Solaris was delivered on June 30, 2014, the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally, and the Methane Alison Victoria were acquired in April and June 2014, the GasLog Saratoga was delivered on December 16, 2014, the Methane Becki Anne and the Methane Julia Louise were acquired on March 31, 2015 and the GasLog Salem was delivered on April 30, 2015.

Profit was $16.7 million for the quarter ended June 30, 2015 ($3.5 million for the quarter ended June 30, 2014). This increase is mainly attributable to the increase in operating days and the increase in gain on swaps, partially offset by the increase in financial costs due to the increase in average outstanding debt related to vessel deliveries and acquisitions.

Adjusted Profit(1) was $10.9 million for the quarter ended June 30, 2015 ($13.6 million for the quarter ended June 30, 2014) adjusted for the effects of the write-off of unamortized loan fees, the non-cash gain/loss on swaps and the foreign exchange gains/losses.

EBITDA(1) was $66.5 million for the quarter ended June 30, 2015 ($46.5 million for the quarter ended June 30, 2014). The increase in EBITDA is attributable to the increase in revenues from the increased fleet, partially offset by the associated increase in vessel operating and supervision costs.

Adjusted EBITDA(1) was $64.5 million for the quarter ended June 30, 2015 ($46.6 million for the quarter ended June 30, 2014).

EPS was $0.07 for the quarter ended June 30, 2015 ($0.02 for the quarter ended June 30, 2014). The increase in EPS is attributable to the increase in Profit partially offset by the increase in Profit attributable to non-controlling interest and the dividend on preferred stock.

Adjusted EPS(1) was $0.00 for the quarter ended June 30, 2015 ($0.15 for the quarter ended June 30, 2014). The decrease in Adjusted EPS is attributable to the decrease in Adjusted Profit, the increase in Profit attributable to non-controlling interest and the dividend on preferred stock.

Revenues were $104.4 million for the quarter ended June 30, 2015 ($73.2 million for the quarter ended June 30, 2014).

Vessel operating and supervision costs were $29.9 million for the quarter ended June 30, 2015 ($19.1 million for the quarter ended June 30, 2014).

Depreciation of fixed assets was $27.3 million for the quarter ended June 30, 2015 ($15.9 million for the quarter ended June 30, 2014).

The increase in revenues, vessels operating and supervision costs and depreciation of fixed assets was mainly attributable to the increase in operating days from our increased fleet discussed above.

General and administrative expenses were $8.3 million for the quarter ended June 30, 2015 ($8.0 million for the quarter ended June 30, 2014). The increase derives mainly from the increase in legal fees and other professional services related to increased audit and other professional services including the Partnership’s requirements of being a public company, and the increase in personnel related expenses related to the growth of the Group, partially offset by the increase in net foreign exchange gains.

Financial costs were $24.2 million for the quarter ended June 30, 2015 ($17.7 million for the quarter ended June 30, 2014). The increase is mainly attributable to an increase of $7.7 million in interest expense deriving from higher weighted average outstanding debt and realized loss on cash flow hedges. An analysis of financial costs is set forth below.

(All amounts expressed in thousands of U.S. dollars)
	For the three months ended
	June 30, 2014	June 30, 2015
Financial costs
Amortization of deferred loan issuance costs and premium including the write-off of the unamortized loan fees	$4,615	$3,053
Interest expense on loans and realized loss on cash flow hedges	10,328	18,064
Interest expense on bond and realized loss on cross-currency swaps	2,279	2,825
Other financial costs, net	447	304
Total	$17,669	$24,246
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Gain on swaps was $1.6 million for the quarter ended June 30, 2015 ($9.6 million loss for the quarter ended June 30, 2014). An analysis of gain/loss on swaps is set forth below.

(All amounts expressed in thousands of U.S. dollars)
	For the three months ended
	June 30, 2014	June 30, 2015
Loss/(gain) on swaps
Realized loss on interest rate swaps held for trading	$2,760	$2,158
Unrealized loss/(gain) on interest rate swaps held for trading	4,703	(4,079)
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges	1,912	283
Ineffective portion on cash flow hedges	207	—
Total	$9,582	$(1,638)

(1) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $321.0 million for the fiscal year 2014 to $483.8 million for the fiscal year 2017, based on contracts in effect as of June 30, 2015 (including the seven LNG carriers on order for which we have secured time charters), but without including any extension options. The total future firm contracted revenue stands at $3.9 billion (2) on June 30, 2015, including the eight vessels owned by GasLog Partners.

(2) Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled drydocking; (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters.

Liquidity and Capital Resources

As of June 30, 2015, GasLog had $422.0 million of cash and cash equivalents, of which $101.1 million was held in time deposits and the remaining balance in current accounts. Moreover, as of June 30, 2015, GasLog had $3.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments. As of June 30, 2015, GasLog had $46.0 million in restricted cash in relation to cash held in blocked accounts in order to comply with the covenants under two of its credit facilities.

As of June 30, 2015, GasLog had an aggregate of $2.4 billion of indebtedness outstanding under eleven credit facilities, of which $597.7 million is repayable within one year, including $42.2 million under the revolving credit facility. As of June 30, 2015, GasLog had $126.9 million outstanding under the NOK bond agreement that is payable in June 2018.

As of June 30, 2015, there was an undrawn amount of $7.8 million under the revolving facility of GAS-two Ltd. which is available to be drawn under certain conditions.

As of June 30, 2015, GasLog’s commitments for capital expenditures are related to the eight LNG carriers on order, which have a gross aggregate contract price of approximately $1.6 billion. As of June 30, 2015, the total remaining balance of the contract prices of the eight newbuildings was $1.5 billion. We will be required to procure additional financing in order to fund the remaining installment payments for our eight newbuildings, expected to be delivered to us in 2016, 2018 and 2019, to the extent such installment payments are not funded with cash generated by our operations or equity offering proceeds. Accordingly, we are currently in discussions to arrange financing for the acquisition of such newbuildings, for seven of which we have already secured long-term time charters with MSL.

GasLog has hedged 43.8% of its expected floating interest rate exposure at a weighted average interest rate of approximately 4.6% (including margin) as of June 30, 2015.

Future Deliveries

GasLog has six newbuildings on order at Samsung, and two newbuildings on order at Hyundai Heavy Industries Co., Ltd. Our vessels presently under construction are on schedule and within budget. The expected delivery dates are as follows:

Hulls	Delivery date
Hull No. 2072	Q1 2016
Hull No. 2073	Q2 2016
Hull No. 2102	Q3 2016
Hull No. 2103	Q4 2016
Hull No. 2130	Q1 2018
Hull No. 2800	Q1 2018
Hull No. 2801	Q1 2018
Hull No. 2131	Q1 2019
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Our subsidiaries that own the vessels expected to be delivered in 2016 have signed seven to ten year time charters with MSL at attractive rates. Our subsidiaries that own the three vessels expected to be delivered in 2018 have entered into 9.5 year time charters with MSL at similar rates. GasLog currently has one newbuilding on order that is not fixed on a long-term contract.

GasLog Partners has options and other certain acquisition rights under which it may acquire additional LNG carriers from us.

LNG Market Update and Outlook

There have been a number of positive developments that should support long-term growth in the LNG sector despite a current weakness in the LNG spot market. The 13.5 million tonnes per annum (“mtpa”) Cheniere-led Corpus Christi project received US Department of Energy approval in May and final investment decision (“FID”) was taken shortly thereafter. Corpus Christi is the fifth U.S. project to enter the construction phase and will contribute to a significant ramp up in LNG supply through the remainder of this decade. The Cheniere-led Sabine Pass project announced that it had taken FID on a fifth train (4.5 mtpa) after the quarter end, adding to the 18 million tonnes currently under construction at the site. Also during the quarter, Shell placed a multi-billion dollar order for three floating LNG vessels from Samsung, which we believe further supports our positive outlook for future LNG supply and demand dynamics. Post quarter end, Kinder Morgan said it would buy the 49 percent stake that it does not already own in the Elba Liquefaction Co from Shell. Kinder Morgan says it expects to spend an additional $630 million on the Elba terminals bringing the total investment in the project to $2.1 billion.

While the short-term market for LNG shipping remains challenging due to the current oversupply of vessels, we expect that the increase in liquefaction in the second half of the year will lead to increasing fleet utilization which in turn will start to improve spot vessel earnings. The second 4 mtpa train at BG’s Curtis project has just started production and a number of other major Australian projects, such as Gorgon, Australia Pacific and Gladstone are scheduled to start production. We also anticipate the Angola project, which was shut down for refurbishment, to be operational in the coming months. Sabine Pass, the first of the US projects expected online is also due to export LNG by the end of the year marking the start of a major wave in U.S. exports.

Conference Call

GasLog will host a conference call to discuss its results for the second quarter of 2015 at 8:30 a.m. ET (1:30 p.m. London Time) on Thursday, August 6, 2015. Paul Wogan, Chief Executive Officer and Simon Crowe, Chief Financial Officer, will review the Company’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 646 254 3360 (New York, NY)

+44 (0) 20 3364 5721 (London, UK)

+33 (0) 1 76 77 22 27 (Paris, France)

+852 3071 3094 (Hong Kong, Hong Kong)

Passcode for the call is 9033722

A live webcast of the conference call will also be available on the investor relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will also be available from 12:30 p.m. EDT (5:30 p.m. London Time) on Thursday, August 6, 2015 until 6:59 p.m. EDT (11:59 p.m. London Time) on Wednesday, August 13, 2015.

The replay dial-in numbers are as follows:

+1 347 366 9565 (New York, NY)

+44 (0) 20 3427 0598 (London, UK)

+33 (0) 1 74 20 28 00 (Paris, France)

+852 3011 4669 (Hong Kong, Hong Kong)

Replay passcode is 9033722

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to the Company’s operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies and business prospects, and changes and trends in the Company’s business and the markets in which it operates. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Company’s expectations and projections. Accordingly, you should not unduly rely on any forward-looking statements. Factors that might cause future results and outcomes to differ include:

•	continued low prices for crude oil and petroleum products
•	LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	changing economic conditions and the differing pace of economic recovery in different regions of the world;
•	our future financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, the ability of our lenders to meet their funding obligations, and our ability to meet the restrictive covenants and other obligations under our credit facilities;
•	our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	our anticipated general and administrative expenses;
•	fluctuations in currencies and interest rates;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
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•	requirements imposed by classification societies;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation; and
•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2015. Copies of the Annual Report, as well as subsequent filings, are available online at http://www.sec.gov.

The Company does not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Contacts:

Simon Crowe

Chief Financial Officer

Phone: +44-203-388-3108

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

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EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2014 and June 30, 2015

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2014	June 30, 2015
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associate	6,603	6,718
Deferred financing costs	6,120	—
Other non-current assets	5,785	15,516
Derivative financial instruments	1,174	471
Tangible fixed assets	2,809,517	3,442,912
Vessels under construction	142,776	144,902
Total non-current assets	2,981,486	3,620,030
Current assets
Trade and other receivables	14,317	16,972
Dividends receivable and amounts due from related parties	1,869	810
Inventories	4,953	8,069
Prepayments and other current assets	4,443	3,631
Restricted cash	22,826	46,016
Short-term investments	28,103	3,000
Cash and cash equivalents	211,974	421,982
Total current assets	288,485	500,480
Total assets	3,269,971	4,120,510
Equity and liabilities
Equity
Preferred stock	—	46
Share capital	810	810
Contributed surplus	923,470	1,034,080
Reserves	(12,002)	(10,617)
Treasury shares	(12,576)	(12,491)
Retained earnings	29,689	17,384
Equity attributable to owners of the Group	929,391	1,029,212
Non-controlling interest	323,646	501,151
Total equity	1,253,037	1,530,363
Current liabilities
Trade accounts payable	9,668	14,961
Ship management creditors	1,285	1,168
Amounts due to related parties	181	159
Derivative financial instruments	16,149	15,880
Other payables and accruals	57,647	67,686
Borrowings—current portion	116,431	588,154
Total current liabilities	201,361	688,008
Non-current liabilities
Derivative financial instruments	35,751	43,929
Borrowings—non-current portion	1,778,845	1,857,106
Other non-current liabilities	977	1,104
Total non-current liabilities	1,815,573	1,902,139
Total equity and liabilities	3,269,971	4,120,510
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Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2014 and June 30, 2015

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015
Revenues	73,236	104,440	130,307	201,766
Vessel operating and supervision costs	(19,116)	(29,947)	(36,061)	(54,570)
Depreciation of fixed assets	(15,873)	(27,274)	(27,063)	(49,969)
General and administrative expenses	(7,992)	(8,339)	(14,255)	(19,498)
Profit from operations	30,255	38,880	52,928	77,729

Financial costs	(17,669)	(24,246)	(29,357)	(42,774)
Financial income	69	86	151	149
(Loss)/gain on swaps	(9,582)	1,638	(14,697)	(5,341)
Share of profit of associate	393	343	790	790
Total other expenses, net	(26,789)	(22,179)	(43,113)	(47,176)
Profit for the period	3,466	16,701	9,815	30,553
Attributable to:
Owners of the Group	1,476	8,240	7,825	12,582
Non-controlling interest	1,990	8,461	1,990	17,971
	3,466	16,701	9,815	30,553
Earnings per share – basic and diluted	0.02	0.07	0.10	0.13
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Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2014 and June 30, 2015

(Amounts expressed in thousands of U.S. Dollars)

	For the six months ended
	June 30, 2014	June 30, 2015
Cash flows from operating activities:
Profit for the period	9,815	30,553
Adjustments for:
Depreciation of fixed assets	27,063	49,969
Share of profit of associate	(790)	(790)
Financial income	(151)	(149)
Financial costs	29,357	42,774
Unrealized loss on swaps and ineffective portion of cash flow hedges	7,677	419
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges	2,325	567
Unrealized foreign exchange losses/(gains) on cash and cash equivalents and short-term investments	127	(427)
Expense recognized in respect of equity-settled share-based payments	724	1,274
	76,147	124,190
Movements in working capital	13,655	(10,244)
Cash provided by operations	89,802	113,946
Interest paid	(28,058)	(35,985)
Net cash provided by operating activities	61,744	77,961
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(1,156,797)	(679,129)
Dividends received from associate	970	1,675
Purchase of short-term investments	(8,907)	(18,592)
Maturity of short-term investments	5,150	44,007
Financial income received	149	136
Net cash used in investing activities	(1,159,435)	(651,903)
Cash flows from financing activities:
Proceeds from bank loans and bonds	884,473	606,000
Bank loan repayments	(113,991)	(39,824)
Payment of loan issuance costs	(10,662)	(5,166)
Proceeds from public offering and private placement (net of underwriting discounts and commissions)	310,240	—
Proceeds from GasLog Partners’ public offering (net of underwriting discounts and commissions)	189,129	172,875
Proceeds from issuance of preferred stock (net of underwriting discounts and commissions)	—	111,378
Payment of equity raising costs	(4,287)	(1,045)
Purchase of treasury shares	(474)	—
Movement in restricted cash	—	(23,190)
Dividends paid	(18,852)	(37,193)
Net cash provided by financing activities	1,235,576	783,835
Effects of exchange rate changes on cash and cash equivalents	(127)	115
Increase in cash and cash equivalents	137,758	210,008
Cash and cash equivalents, beginning of the period	103,798	211,974
Cash and cash equivalents, end of the period	241,556	421,982
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EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, interest income and expense, gain/loss on swaps and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before write-off of unamortized loan fees, foreign exchange gains/losses and non-cash gain/loss on swaps that includes (if any) (a) unrealized gain/loss on swaps held for trading, (b) loss at inception, (c) recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges and (d) ineffective portion of cash flow hedges. Adjusted EPS represents earnings attributable to owners of the Group before non-cash gain/loss on swaps as defined above, foreign exchange gains/losses and write-off of unamortized loan fees, divided by the weighted average shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, gain/loss on swaps, taxes, depreciation and amortization, in the case of Adjusted EBITDA, foreign exchange gains/losses and in the case of Adjusted Profit and Adjusted EPS, non-cash gain/loss on swaps, foreign exchange gains/losses and write-off of unamortized loan fees, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	June 30, 2014	June 30, 2015
Profit for the period	3,466	16,701
Depreciation of fixed assets	15,873	27,274
Financial costs	17,669	24,246
Financial income	(69)	(86)
Loss/(gain) on swaps	9,582	(1,638)
EBITDA	46,521	66,497
Foreign exchange losses/(gains), net	81	(2,002)
Adjusted EBITDA	46,602	64,495

Reconciliation of Adjusted Profit to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	June 30, 2014	June 30, 2015
Profit for the period	3,466	16,701
Write-off of unamortized loan fees	3,262	—
Non-cash loss/(gain) on swaps	6,821	(3,796)
Foreign exchange losses/(gains), net	81	(2,002)
Adjusted Profit	13,630	10,903
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Reconciliation of Adjusted Earnings Per Share to Earnings Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended
	June 30, 2014	June 30, 2015
Profit for the period attributable to owners of the Group	1,476	8,240
Less:
Dividend on preferred stock	—	(2,348)
Profit for the period available to owners of the Group used in EPS calculation	1,476	5,892
Weighted average number of shares outstanding, basic	80,133,785	80,496,499
EPS	0.02	0.07
Profit for the period available to owners of the Group used in EPS calculation	1,476	5,892
Plus:
Write-off of unamortized loan fees	3,262	—
Non-cash loss/(gain) on swaps	6,821	(3,796)
Foreign exchange losses/(gains), net	81	(2,002)
Adjusted Profit attributable to owners of the Group	11,640	94
Weighted average number of shares outstanding, basic	80,133,785	80,496,499
Adjusted EPS	0.15	0.00
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